UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 23)*

Kimball International, Inc.

(Name of Issuer)

Class B Common $0.05 Par Value

(Title of Class of Securities)

494274 10 3

(CUSIP Number)

12-31-04

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 494274 10 3

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
John B. Habig.................................................................................................................................

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	............................................................................................................................................................
	(b)	............................................................................................................................................................

3.	SEC Use Only............................................................................................................................................

4.	Citizenship or Place of Organization USA...................................................................................................

Number of Shares Beneficially Owned by Each Reporting Person With:
		5.	Sole Voting Power 711,577.........................................................................................................

		6.	Shared Voting Power 2,425,277..................................................................................................

		7.	Sole Dispositive Power 711,577...................................................................................................

		8.	Shared Dispositive Power 2,425,277............................................................................................

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,136,854.............................................

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) X...........................

11.	Percent of Class Represented by Amount in Row (9) 11.6%........................................................................

12.	Type of Reporting Person (See Instructions) IN..........................................................................................

Page 2a of 5

CUSIP No. 494274 10 3

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Douglas A. Habig....................................................................................................................................

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	............................................................................................................................................................
	(b)	............................................................................................................................................................

3.	SEC Use Only............................................................................................................................................

4.	Citizenship or Place of Organization USA...................................................................................................

Number of Shares Beneficially Owned by Each Reporting Person With:
		5.	Sole Voting Power 837,017.........................................................................................................

		6.	Shared Voting Power 2,470,671..................................................................................................

		7.	Sole Dispositive Power 837,017...................................................................................................

		8.	Shared Dispositive Power 2,470,671............................................................................................

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,307,688............................................

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) X...........................

11.	Percent of Class Represented by Amount in Row (9) 12.2%.......................................................................

12.	Type of Reporting Person (See Instructions) IN..........................................................................................

Page 2b of 5

SCHEDULE 13G

CUSIP NO. 494274 10 3

Item 1(a). Name of Issuer

Kimball International, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices

1600 Royal Street
Jasper, IN 47549

Item 2(a). Names of Persons Filing

John B. Habig
Douglas A. Habig

Item 2(b). Address or Principal Business Office or, if none, Residence

1600 Royal Street
Jasper, IN 47549

Items 2(c). Citizenship

Each of the persons filing this statement is a citizen of the United States.

Item 2(d). Title of Class of Securities

Class B Common Stock, $0.05 Par Value

Item 2(e). CUSIP Number:

494274 10 3

Item 3. Not applicable

SCHEDULE 13G

CUSIP NO. 494274 10 3

Item 4. Ownership (See Notes A, B, C, D and E)

	(a) (A) (B) & (C) Amount Beneficially Owned	(b) (A) (B) & (C) Percent of Class	(c) (i) (A) (B) Sole Power to Vote or Direct the Vote	(c) (ii) (A) (B) & (C) Shared Power to Vote or Direct the Vote	(c) (iii) (A) (B) Sole Power to Dispose or Direct the Disposition of	(c) (iv) (A) (B) & (C) Shared Power to Dispose or Direct the Disposition of

John B. Habig	3,136,854	11.6%	711,577	2,425,277	711,577	2,425,277
Douglas A. Habig	3,307,688	12.2%	837,017	2,470,671	837,017	2,470,671

Note A. Includes shares of Class A Common Stock of Kimball International, Inc. which pursuant to charter provision are convertible into Class B Common Stock on a share-for-share basis at any time.

Note B. Does not include shares which may be deemed to be beneficially owned by the reporting persons' wives and, if applicable, minor children, as follows: 168,889 shares as to John B. Habig; and 228,670 shares as to Douglas A. Habig.

Note C. Includes shares held in various trusts for which the reporting person, if applicable, serves as a co-trustee and shares held by charitable foundations for which the reporting person, if applicable, serves as a director.

Note D. The persons filing this statement disclaim that they or any two of them constitute a group within the meaning of Rule 13d-5(b)(1).

Note E. Each of the reporting persons disclaims beneficial ownership of any shares listed above of which we would not, but for Rule 13d-3 under the Securities Exchange Act of 1934, be deemed to be the beneficial owner.

Item 5. Not applicable.

Item 6. Not applicable.

Item 7. Not applicable.

Item 8. Not applicable.

Item 9. Not applicable.

Item 10. Not applicable.

SCHEDULE 13G

CUSIP NO. 494274 10 3

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2005

/s/ John B. Habig

JOHN B. HABIG

February 7, 2005

/s/ Douglas A. Habig

DOUGLAS A. HABIG